Notice of Annual General Meeting of Shareholders and
Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General Meeting of Shareholders (the “Meeting”)

When:	June 7, 2019 at 10:00 a.m. (Vancouver Time)

Where:	Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7

BUSINESS OF THE MEETING

1.	To set the number of directors at eight (8) (see “Election of Directors” in the Circular, defined below);

2.	To elect the directors of the Company for the ensuing year (see “Election of Directors” in the Circular);

3.	To appoint KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration (see “Appointment of Auditor” in the Circular);

4.

To consider, and if thought fit, to ratify, confirm and approve the Company’s Amended and Restated Shareholder Rights Plan for continuation for a further three-year term (see “Shareholder Rights Plan” in the Circular”)

NOTICE-AND-ACCESS
Asanko Gold Inc. (“Asanko” or the “Company”) is using the notice-and-access model for delivery of meeting materials to shareholders of common shares of Asanko (“Shareholders”). Under notice-and-access, Shareholders still receive a proxy for registered Shareholders or voting instruction form for non-registered (beneficial) Shareholders enabling them to vote by proxy at the Meeting. However, instead of a paper copy of the Company’s management information circular dated April 29, 2019 (the “Circular”), Shareholders will receive this Notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the Company’s cost of printing and mailing materials to Shareholders.

Therefore, instead of receiving the Circular by mail, you may view it electronically by visiting https://www.asanko.com/Investors/AGM-Materials or the Company’s SEDAR profile at www.sedar.com.

HOW DO I OBTAIN A PRINTED COPY OF THE CIRCULAR?
Should you wish to receive paper copies of the Circular or have any questions related to this meeting, please contact Asanko at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by phone at 604-683-8193 or 1-855-246-7341or by fax: (604) 683-8194.

If you request materials before the Meeting, the Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Circular before the voting deadline for the Meeting of 10:00 a.m. (Pacific Time) on Wednesday, June 5, 2019, your request must be received by the Company no later than Wednesday, May 22, 2019. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this Notice.

If you request materials on the date of the Meeting or in the year following the SEDAR filing of the Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Asanko on the record date of April 22, 2019 are entitled to receive notice of and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your common shares including online and via telephone. You will find enclosed together with this Notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732- 8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. Please remember to view the Meeting materials prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on June 5, 2019 at 10:00 a.m. (Vancouver Time).

BOARD RECOMMENDATION

The Board of Directors of Asanko unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

DATED at Vancouver, B.C. as of April 29, 2019

By order of the Board,

/s/ Greg McCunn

Greg McCunn
Chief Executive Officer

If you have questions or require assistance with voting, please contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877- 452-7184
Collect Calls Outside North America: 416- 304-0211
Email: assistance@laurelhill.com